Exhibit 99.1

Neo-Concept International Group Holdings Ltd Announces Pricing of $2.0 Million Registered Direct Offering

HONGKONG, Sept. 30, 2026 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Ltd (NASDAQ: NCI) (“Neo-Concept” or the “Company”), a one-stop apparel solution services provider, today announced that it has entered into securities purchase agreements with certain institutional investor for the purchase and sale of 2,000,000 of the Company’s Class A ordinary shares (the “Class A ordinary shares”) (or pre-funded warrants in lieu of Class A ordinary shares), at an offering price of $1.00 per share (or $0.99 per pre-funded warrant, which is equal to the per share offering price minus the $0.01 per share exercise price of each pre-funded warrant), in a registered direct offering(the “Offering”).In addition, the purchaser may elect to purchase up to 200% additional Class A ordinary shares and/or pre-funded warrants at the same purchase price within sixty (60) days of the date hereof, subject to certain conditions.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $2.0 million before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about October 1, 2026, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3, as amended (File No. 333-297635) previously filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and became effective on July 30, 2026. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About Neo-Concept International Group Holdings Ltd

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK and the UAE as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner. For more information, visit the Company’s website at www.nci-global.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For enquiry, please contact:

Neo-Concept International Group Holdings Limited

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(+852) 2798-8639

Email: ir@neo-ig.com